Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Market Trends

5

1.3

Selected Annual Information

6

1.4

Results of Operations

8

1.5

Summary of Quarterly Results

10

1.6

Liquidity

11

1.7

Capital Resources

11

1.8

Off-Balance Sheet Arrangements

11

1.9

Transactions With Related Parties

11

1.10

Fourth Quarter

13

1.11

Proposed Transactions

13

1.12

Critical Accounting Estimates

13

1.13

Critical accounting policies and changes in accounting policies

13

1.14

Financial Instruments and Other Instruments

13

1.15.1

Other MD & A Requirements

13

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

13

1.15.3

Disclosure of Outstanding Share Data

14

Other Information

15

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is May 29, 2006

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other commodities, variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, protection of the integrity of intellectual property and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2005, and the unaudited interim consolidated financial statements for the three months ended March 31, 2006.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramics.  Following is a brief summary of its current activities.

•

Emgold’s loss for the three months ended March 31, 2006 (“Q1 2006”) was $1,344,263 or $0.02 per share compared to a loss of $1,094,829 or $0.02 per share in the three months ended March 31, 2005 (“Q1 2005”).

•

During Q1 2006, cash used for operations and working capital was $1,401,695 compared to $793,524 in Q1 2005.

•

Exploration expenditures and acquisition of mineral property interests totalled $497,478 in Q1 2006 compared to $405,193 in Q1 2005.  Exploration expenditures were incurred on the following mineral properties in Q1 2006:  Idaho-Maryland - $496,066 (2005: $401,372), Rozan - $84 (2005 - $356), Stewart – $1,328 (2005 – $1,964), and Jazz - $Nil (2005 – $1,501).

•

During Q1 2006, the Company spent $329,869 (2005 - $217,137) on research and development of the Ceramext™ process.  Expenses incurred include prototypes - $51,668 (2005 – $43,088); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $10,000 (2005 - $40,263); consultants - $4,435 (2005 - $Nil); consumable materials $9,364 (2005 - $Nil); site costs - $39,237 (2005 – $19,302); sample preparation - $18,444 (2005 - $12,971); engineering - $192,514 (2005 - $101,513); and marketing and commercialization $4,207 (2005 - $Nil).  The technology licence fee and bench-scale research facility were amortized over a two-year period ending in December 2005.

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

(the “Project”).  Emgold has also been conducting research and development related to the Ceramext™ technology because of its potential to provide a tailings and development rock management strategy and possibly contribute a significant revenue stream to the Idaho-Maryland Mine if the mine goes into production.  The Company also believes there is a global business opportunity to process a wide range of siliceous waste and other materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has purchased, earned and received the worldwide license for the technology.  A royalty will be payable to Ceramext, LLC, a private company owned by a director of the Company, when a positive feasibility study is completed and the process is in commercial production.  The Company commenced paying advance royalties in fiscal 2005.

The Idaho-Maryland feedstock including development rock and historical tailings from the Idaho-Maryland Mine has been used to produce high quality ceramic material, as have washed fines from aggregate operations, fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.

1.2.1

Idaho-Maryland Mine, California

The Company is continuing with its exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of concern.  We believe we have a good working relationship with the local communities and are presently entering the mid-stage of the permitting process.

The main focus of the Company in fiscal 2005 was responding to comments and information requests from the City of Grass Valley (“City”) and preparing permitting applications and relevant supporting documentation as well as delivering public presentations and workshops.  The permit applications were deemed substantially complete by the City on May 20, 2005.  The process of information exchange will continue throughout fiscal 2006.  The work associated with the application process will consume a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.  The Company’s current estimate is that the permitting process could be completed by June 2007, about 24 months from the date that the Final Applications were deemed substantially complete by the City of Grass Valley.  This time estimate has been based on the current schedule prepared by the City’s Environmental Impact Report (“EIR”) consultant and the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.

The Company attends community events including fairs, markets and meetings of local organizations and has conducted community workshops that may be attended by all interested parties.  Information about the project is distributed at the community events.  Issues of concern to the community are being addressed and communicated to all interested parties at the public workshops and meetings, as well as through local news media, direct mail-outs, circulars and brochures.  A website, devoted to the Idaho-Maryland project, www.idaho-maryland.com, provides general project information, permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

the community and the environment.

Exploration

Based on historical and current drill data, Emgold has identified 26 underground exploration targets, each having the potential to host a sizeable gold deposit.  It is important to note that these exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  The Company will need to obtain a Conditional Mine Use Permit (“CMUP”) before the existing mine workings can be dewatered and excavation of a decline can be initiated.  When the decline excavation begins, the Company intends to start mining for gold from shallow targets as well as to start further underground exploration activities.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence by Q1 2008 or before.

The Company is planning a future 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  Preliminary metallurgical testing of mineralized drill core samples was initiated in fiscal 2005.  This testing will provide data for the permitting process and insight on gold recovery by gravity and cyanide processes that can be used in gold and ceramics process planning.

The Company’s geologists are planning a possible Phase 3 surface drill program for late 2006 or 2007, to explore several structures in preparation for underground exploration.  Currently there is a shortage of available surface exploration and drilling equipment as well as experienced personnel to complete the work.  Permitting to access the underground workings is currently Emgold’s top priority in order to obtain access to begin the underground drill program.

Advancement Of The Ceramext™ Process

Ceramext™ Process

Emgold initially licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the Idaho-Maryland mine while potentially contributing a significant revenue stream to the mine.  The Company now believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials to produce high quality ceramic building materials.  The owner of Ceramext LLC is a director of the Company.  Advance royalties of $10,000 per quarter are to be paid to Ceramext LLC in fiscal 2006.

The Company has an ongoing requirement to protect the intellectual property that it is developing as an extension to the existing patented technology and patents pending.  The Company maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its ceramic materials for commercial use but the Company is not offering its technology and/or the ceramics produced for sale at this time. It has deferred any such sales in deference to the requirements of its intellectual property protection program and will only enter into marketing and research and development agreements and other like arrangements so as not to preclude is ability to continue to file patents to protect its technology.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products under development arrangements.  The Company expects to have several Memoranda of Understanding defining development agreements in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company has signed a Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  It

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

is anticipated that the first payments from test production using the Ceramext™ process will be realized late in the second quarter or in the third quarter of fiscal 2006.  Scale of production will be limited by the size of the  current research and development facility.  As the year progresses, test production may migrate to the demonstration-scale facility under development in Grass Valley.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$50,000 and $10,000, of which the final payment of Cdn$30,000 was paid on the Rozan property, and a payment of $10,000 was made on the Jazz property.  Both payments were made subsequent to March 31, 2006.

1.2.2

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2005 averaged US$444.74 per ounce and has averaged US$587.34 per ounce to May 29 in 2006.

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 3,737,703	$ 1,651,513	$ 5,909,571
Mineral property interests	859,531	797,956	140,487
Other assets	530,109	499,278	38,766
Total assets	5,127,343	2,948,747	6,088,824

Current liabilities	601,143	458,949	193,050
Notes payable and preference shares	613,871	577,529	517,417
Shareholders’ equity	3,912,329	1,912,269	5,378,357
Total shareholders’ equity and liabilities	$ 5,127,343	$ 2,948,747	$ 6,088,824

Working capital	$ 3,136,560	$ 1,192,564	$ 5,716,521

	Years ended December 31,
	2005	2004	2003
Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs	1,769,659	998,631	24,054
Exploration expenses	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance expense	44,966	41,790	41,860
Accretion of debt portion of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery	--	--	(44,105)
Loss for the year	$ 5,245,165	$ 5,446,629	$ 3,160,580
Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Years ended December 31,
	2005	2004	2003
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Transportation	--	3,477	--
Assistance and recoveries	(11,568)	--	--
Incurred during the year	(9,706)	81,876	--
Stewart Property, British Columbia
Exploration costs
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603
Exploration expenses incurred during the year	$ 1,668,224	$ 2,876,046	$ 1,101,225

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

Research and development expenses:

	Years ended December 31,
	2005	2004	2003
Ceramext™ Process Costs
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	24,054
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	--
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

1.4

Results of Operations

Three months ended March 31, 2006 (“Q1 2006”), compared to three months ended March 31, 2005 (“Q1 2005”)

	Three months ended March 31,
	2006	2005

Expenses
Amortization	$ 21,976	$ 12,235
Accretion of debt portion of preference shares	3,562	3,776
Ceramext™ process research (see Note 8)	329,869	217,137
Exploration expenses (see Note 7)	497,478	405,193
Foreign exchange loss	(3,680)	2,963
Finance expense	11,970	10,573
Legal, accounting and audit	17,454	29,687
Management and consulting fees	14,315	6,118
Office and administration	120,276	85,609
Other consulting	28,309	--
Salaries and benefits	201,475	232,366
Shareholder communications	65,594	73,824
Travel	58,769	18,189
	1,367,367	1,097,670
Other expenses and income
Interest income	23,104	2,841
Loss for the period	(1,344,263)	(1,094,829)

Deficit, beginning of period	(27,794,727)	(22,549,562)

Deficit, end of period	$ (29,138,990)	$ (23,644,391)

Loss per share – basic and diluted	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	65,538,099	47,158,099

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

Emgold’s loss in Q1 2006 was $1,344,263, or a loss per share of $0.02, compared to a loss of $1,094,829, or a loss per share of $0.02 in Q1 2005.

During Q1 2006 the Company earned interest income of $23,104 on excess cash balances compared to $2,841 in Q1 2005.  The increase was due to interest earned on higher cash balances held in Q1 2006.   Cash balances increased significantly after the closing of a private placement financing late in the second quarter of fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees decreased from $29,687 in Q1 2005 to $17,454 in Q1 2006.  Fiscal 2006 legal, accounting and audit costs will likely be higher than fiscal 2005 levels due to increasing regulatory and reporting requirements.  This expected increase is not reflected in Q1 2006.  The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document.  The 20-F will be filed in Q2 2006.  Reviews of internal controls may also be required to be completed in fiscal 2006, further adding to legal, accounting and audit costs.

Office and administration expenses in Q1 2006 of $120,276 compare to $85,609 in Q1 2005.  These included telephone, courier and other direct costs.  Additional employees were hired in Q1 2006, which has contributed to the increase.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month are being paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company and are classified as management and consulting fees.  A new chairman was appointed in June 2005, and the management fee will be paid to Lang Mining Corporation until June 2006.  Also included in consulting fees in Q1 2006 is Cdn$9,000 paid to a private company controlled by a director of the Company.  There was no comparative expense in Q1 2005.

The Company has hired consultants at a cost to date of $28,309 to assist the Company in a review of the ceramics industry.  The process was started in late fiscal 2005 and continued in Q1 2006.

A foreign exchange gain of $3,680 in Q1 2006 compares to an exchange loss of $2,963 in Q1 2005.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in both periods, as most of the Company’s funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Salaries and benefits of $201,475 in Q1 2006 compares to $232,366 in Q1 2005.  The decrease in salaries and benefits in Q1 2006 reflects the decrease in the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The Company has hired a new Vice President of Engineering and Construction, commencing May 1, 2006.  There is no further significant increase anticipated in the complement of staff at the Vancouver offices for fiscal 2006.  The existing staffing costs may increase, however, to meet current market conditions due to a shortage of experienced mining professionals and support staff.  The number of staff in Grass Valley may increase significantly as the pilot and demonstration plant start continuous operation.  Sales of some of the ceramic test products in the future may partially offset the additional labour expense.  Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.  These senior management changes may not be fully reflected until the third quarter of fiscal 2006.

Shareholder communications costs of $65,594 in Q1 2006 compare to $73,824 in Q1 2005.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  In Q1 2006, a total of $35,000 was paid to MBC, compared to $35,000 in Q1 2005.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also paid $12,244 to High Visibility Public Relations for public relations services in Q1 2005 compared to $Nil in Q1 2006.  The contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC Management Services Ltd. (“LMC”) and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its current working capital, and his salary is included in salaries and benefits.

Travel expense increased from $18,189 in Q1 2005 to $58,769 in Q1 2006, as travel, air and hotel accommodation costs have increased in general.  Management and personnel attended the PDAC in Toronto on March 2006.  Significant travel expenses were also incurred related to the search for management personnel.  Fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

Current and planned activities for 2006 include further testing, and preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

1.5

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2004
Second Quarter	385,462	858,618	2,529	11,173	--	374,247	1,614,209	0.03
Third Quarter	170,690	778,252	15,689	16,065	24,350	465,915	1,457,999	0.03
Fourth Quarter	228,108	433,954	(27,646)	1,198	57,526	505,698	1,198,243	0.03
2005
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the Idaho-Maryland Property and research on the Ceramext™ process.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at March 31, 2006, Emgold has capitalized $859,625 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $15,153 in Q1 2006, while amortization of $43,257 on equipment was recorded in Q1 2006.  As a result, book value of $494,986 at March 31, 2006, compares to $523,090 at December 31, 2005.

1.7

Capital Resources

At March 31, 2006, Emgold’s working capital, defined as current assets less current liabilities, was $1,821,226, compared to $3,136,560 at December 31, 2005.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At March 31, 2006, the Company had 65,538,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.

Additional financing will be required in fiscal 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions With Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Balances receivable from (f):	March 31, 2006	December 31, 2005
LMC Management Services Ltd.	$ 65,830	$ 131,224
Balances payable to (f):
Directors, officers and employees	$ 168,283	$ 173,273

Related party transactions in these consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $22,500 in each comparative period.

(b)

During the three months ended March 31, 2006, $205,547 (2005 - $215,422) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $Nil (2005 - $25,885) were paid to a law firm of which a director, Sargent H. Berner, was an associate counsel until April 1, 2006.

(d)

Consulting fees of Cdn$9,000 (2005 – $Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described below.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, described below.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At March 31, 2006, $158,220 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $574,342 is the ‘principle’ value included in the debt component of preference shares.  Accretion and foreign exchange on debt act to increase the total debt component of preference shares to $614,764 at March 31, 2006.

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

As at March 31, 2006, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

None

1.14

Financial Instruments and Other Instruments

None

1.15.1

Other MD & A Requirements

See the unaudited consolidated financial statements for the three months ended March 31, 2006 and 2005.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 29, 2006

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

65,691,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	441,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	160,000	June 28, 2010

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007

Emgold Mining Corporation

Three Months Ended
March 31, 2006

(expressed in United States dollars, unless otherwise stated)

Other Information

Controls and Procedures

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

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